CIT Capital Securities LLC

(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hailing Huang (973) 422-3685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

733 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[ ] Statement of Cash Flows.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
         Requirements Under Rule 15c3-3(not applicable).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the
         date of the previous audit (Supplemental Report on Internal Control) (not applicable).
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Hailing Huang, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CIT Capital Securities LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me   on 2/12/21

State of NJ
County of Essex



DANIEL A RODRIGUEZ
Notary Public - State of New Jersey
My Commission Expires Dec 6, 2023

CIT Capital Securities LLC
(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Index
December 31, 2020

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CIT Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
February 12, 2021



CIT Capital Securities LLC

(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Statement of Financial Condition (dollars in thousands)
December 31, 2020

Assets		
Cash	$	424
Investments - U.S. Treasury securities, at fair value		12,793
Accounts receivable		408
Other assets		56
Total assets	$	13,681
Liabilities		
Accounts payable and accrued expenses	$	186
Due to affiliates		61
Total liabilities		247
Member's equity		13,434
Total liabilities and member's equity	$	13,681

The accompanying notes are an integral part of this statement of financial condition.

CIT Capital Securities LLC
(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2020

1. Organization and Business

CIT Capital Securities LLC (the "Company"), is a wholly owned subsidiary of C.I.T. Leasing Corporation (the "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"). CIT and all its subsidiaries collectively are referred to as the Company's Affiliates. The Company is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

On behalf of its Affiliates, the Company arranges and syndicates corporate debt or equity securities.

On October 16, 2020, First Citizens BancShares, Inc. ("BancShares"), the parent company of First-Citizens Bank & Trust Company, and CIT, the ultimate parent company of the Company, jointly announced that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals. As part of the merger, BancShares is expected to purchase all of the outstanding equity interests of the Company. The merger is expected to close in the first half of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the stockholders of each company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investments in securities

In accordance with ASC 940 *Financial Services—Brokers and Dealers*, the Company's investments in U.S. Treasury securities are carried at fair value with changes in fair value reported in earnings. The security purchases and sales are recorded as of the trade date.

Fair Value Measurement

The Company measures the fair value of its financial assets in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial instruments, based on the significance of inputs to the valuation techniques, according to the following three-tier fair value hierarchy:

CIT Capital Securities LLC
(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2020

·   Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market;

·   Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments;

·   Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's financial assets measured at fair value consist of investments in U.S. Treasury securities, which were classified as Level 1 and Level 2. The Company's other financial assets and liabilities are recorded at their carrying amounts that approximate fair value.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax purposes. The Company's income and expense items are included within the filings of CIT's federal and state income tax returns.

The Company does not record income tax provisions in its financial statements, in accordance with the guidance under ASC 740 *Income Taxes* which states that legal entities that are not subject to tax, including the Company as it is a disregarded single member LLC for tax purposes, are not required to include in their separate financial statements amounts of consolidated current and deferred taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. At December 31, 2020, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2020

Accounting Pronouncement Adopted

On January 1, 2020, the Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326)* and subsequent related ASUs. ASU 2016-13 introduces a forward-looking "expected loss" model to estimate credit losses over the full remaining expected life of the portfolio upon adoption, rather than the incurred loss model under previous U.S. GAAP standards. Management has determined that the guidance had no impact on the Company's statement of financial condition. See Note 5 for additional information.

3.   Transactions with Related Parties

The Company maintains a cost sharing agreement with CIT, whereby the Company is obligated to pay periodic fees to CIT and Affiliates for accounting, administrative, office space, human resources and other services. Pursuant to these arrangements, $19 thousand was due to affiliates at December 31, 2020.

Due to affiliates also includes approximately $42 thousand owed to an affiliate for payments made on behalf of the Company.

4.   Investments in securities

At December 31, 2020, the Company's U.S. Treasury securities' fair value approximated $12.8 million. Approximately $8.1 million of these securities mature within one year and $4.7 million mature within two years.

The Company's U.S. Treasury bills and notes were classified as Level 1 and Level 2, which amounted to $7.8 million and $5.0 million, respectively, at December 31, 2020.

5.   Accounts Receivable and Allowance for Doubtful Accounts

At December 31, 2020, the Company had approximately $408 thousand arrangement and advisory fees receivable from third parties. The Company carries its arrangement fees receivable at cost less an allowance for doubtful accounts. The Company generally does not require collateral and establishes an allowance based upon relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company considered the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended December 31, 2020.

6.   Indemnifications, Risk and Uncertainties

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

CIT Capital Securities LLC
(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2020

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2020.

The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $12.9 million which exceeded the required net capital of $100 thousand by $12.8 million.

The Company does not hold customers' cash or securities and, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

8. Subsequent Events

Management of the Company has evaluated events or transactions that have occurred since December 31, 2020 and determined that there are no material events that would require recognition or additional disclosure in the Company's financial statements.